AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 3O JUNE 2025
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
CNY 700 million Fixed Rate Notes	Borrowing	08-Apr-25	22-Apr-25	22-Apr-28	CNY 700.00	Nomura Inter. Plc
NGN 12.2 billion USD-Settled Fixed Rate Notes	Borrowing	09-Apr-25	23-Apr-25	23-Apr-29	NGN 12,200.00	BNP Paribas
ZAR 100 million Fixed Rate Notes _ Tap 1	Borrowing	11-Apr-25	22-Apr-25	24-Feb-28	ZAR 100.00	HSBC
USD 25 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Callable Notes	Borrowing	30-Apr-25	13-May-25	13-May-30	USD 25.00	Wells Fargo Bank, N.A
ZMW 440 million USD-Settled Fixed Rate Notes	Borrowing	13-May-25	27-Jun-25	27-May-28	ZMW 440.00	BNP Paribas
INR 4.5 billion USD-Settled Fixed Rate Notes	Borrowing	16-May-25	23-May-25	23-May-35	INR 4,500.00	Barclays Capital
HKD 500 million Fixed Rate Notes	Borrowing	19-May-25	28-May-25	28-May-27	HKD 500.00	Credit Agricole Corporate and Investment Bank
GBP 100 million Fixed Rate Notes _ Tap 8	Borrowing	19-May-25	27-May-25	01-Feb-28	GBP 100.00	BMO Capital Markets
HKD 349 million Fixed Rate Notes	Borrowing	21-May-25	02-Jun-25	02-Jun-27	HKD 349.00	NatWest Markets PLC
EUR 1 billion Global Fixed Rate Social Notes	Borrowing	21-May-25	29-May-25	29-May-30	EUR 1,000.00	Barclays / Citi / RBC / UBS
GBP 50 million Fixed Rate Notes _ Tap 9	Borrowing	21-May-25	30-May-25	01-Feb-28	GBP 50.00	HSBC
GBP 25 million Fixed Rate Notes _ Tap 10	Borrowing	28-May-25	05-Jun-25	01-Feb-28	GBP 25.00	Toronto Dominion
USD 2 billion Global Fixed Rate Notes	Borrowing	03-Jun-25	12-Jun-25	12-Jun-28	USD 2,000.00	JP Morgan / Merrill Lynch Inter. / BNP Paribas / Wells Fargo Bank, N.A / Nomura Inter. Plc
USD 1 billion Global Fixed Rate Notes	Borrowing	03-Jun-25	12-Jun-25	12-Jun-35	USD 1,000.00	JP Morgan / Merrill Lynch Inter. / BNP Paribas / Wells Fargo Bank, N.A / Nomura Inter. Plc
GBP 55 million Fixed Rate Notes _ Tap 11	Borrowing	05-Jun-25	16-Jun-25	01-Feb-28	GBP 55.00	RBC/ Toronto Dominion
GBP 25 million Fixed Rate Notes _ Tap 12	Borrowing	11-Jun-25	18-Jun-25	01-Feb-28	GBP 25.00	BMO Capital Markets
BWP 80 million USD-Settled Fixed Rate Notes	Borrowing	12-Jun-25	18-Jun-25	18-Jun-28	BWP 80.00	Standard Chartered Bank
GBP 50 million Fixed Rate Notes _ Tap 13	Borrowing	12-Jun-25	19-Jun-25	01-Feb-28	GBP 50.00	Scotiabank
USD 29 million Fixed Rate Notes	Borrowing	20-Jun-25	27-Jun-25	27-Jun-30	USD 29.00	Nomura Inter. Plc
GBP 25 million Fixed Rate Notes _ Tap 14	Borrowing	20-Jun-25	27-Jun-25	01-Feb-28	GBP 25.00	Merrill Lynch International
BRL 60 million Fixed Rate Notes	Borrowing	25-Jun-25	17-Jul-25	17-Jul-35	BRL 60.00	Nomura Inter. Plc

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 500 million PRDC Notes	27-Mar-15	09-Apr-15	10-Apr-25	JPY 500.00
USD 50 million Floating Rate Notes	10-Apr-18	17-Apr-18	17-Apr-25	USD 50.00
TRY 58 million Fixed Rate Notes	24-Mar-20	27-Apr-20	28-Apr-25	TRY 58.00
TRY 12 million Fixed Rate Notes	01-Apr-20	20-May-20	21-May-25	TRY 12.00
GBP 600 million Fixed Rate Notes	12-Jan-22	19-Jan-22	18-Jun-25	GBP 600.00
MXN 20 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	08-Mar-23	11-Apr-23	11-Apr-25	MXN 20.00
MXN 20 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	05-Apr-23	09-May-23	09-May-25	MXN 20.00
ZMW 200 million denominated USD-settled Fixed Rate Notes	16-Jun-23	29-Jun-23	29-Jun-25	ZMW 200.00
TZS 15 billion denominated USD-settled Fixed Rate Notes	13-Dec-23	20-Dec-23	30-Jun-25	TZS 15,000.00
TZS 25 billion denominated USD-settled Fixed Rate Notes	24-Apr-24	07-May-24	07-May-25	TZS 25,000.00
ZAR 200 million 'Feed Africa' Fixed Rate Notes	02-May-24	14-May-24	14-May-25	ZAR 200.00
HKD 200 million Fixed Rate Notes	13-May-24	21-May-24	21-May-25	HKD 200.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 25 million 'Light Up and Power Africa' Fixed Rate Callable Notes	11-Apr-23	25-Apr-23	25-Apr-28	USD 25.00	25-Apr-25	Wells Fargo Bank, N.A
USD 25 million "Improve the Quality of Life for People in Africa" Fixed Rate Callable Notes	31-May-23	16-Jun-23	16-Jun-28	USD 25.00	16-Jun-25	Wells Fargo Bank, N.A

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2025.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer